SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: Feb 23, 2018
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Director

RESOLUTION TO CALL THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Board of Directors of KT Corporation (“KT”) has resolved to call the Annual General Meeting of Shareholders, to be held at the following time and place and the agenda* of which shall be as follows:

	1. Title of the Resolution	Annual General Meeting of Shareholders
	2. Date and Time of the Annual General Meeting of Shareholders	March 23, 2018 9:00 a.m. (Seoul time)
	3. Place of the Annual General Meeting of Shareholders	Lecture Hall (2F) of KT Corporation’s R&D Center located at 151 Taebong-ro, Seocho-gu, Seoul, Korea
4. Summary of the Agenda of the Annual General Meeting of Shareholders

Agenda Item No.1 : Approval of Financial Statements for the 36th Fiscal Year

Agenda Item No.2 : Amendment of Articles of Incorporation (details of which are further set forth below)

Agenda Item No.3 : Election of Directors (Total 5 Elections : 2 Inside Directors , 3 Outside Directors)

- Item No. 3-1 : Inside Director Candidate – Mr. Hyeon Mo Ku

- Item No. 3-2 : Inside Director Candidate – Mr. Seong Mok Oh

- Item No. 3-3 : Outside Director Candidate – Mr. Suk-Gwon Chang

- Item No. 3-4 : Outside Director Candidate – Mr. Kim, Dae-you

- Item No. 3-5 : Outside Director Candidate – Mr. Lee, Gang-cheol

Agenda Item No.4 : Election of Member of Audit Committee (Total 2 Elections)

- Item No. 4-1 : Member of Audit Committee Candidate – Mr. Suk-Gwon Chang

- Item No. 4-2 : Member of Audit Committee Candidate – Mr. Il Im

Agenda Item No.5 : Approval of Limit on Remuneration of Directors

	5. Date of Resolution by Board of Directors	February 23, 2018
- Attendance of Outside Directors	Present	7
	Absent	1
	- Attendance of Auditors (Auditors who are not Outside Directors)	-
	6. Additional Information to Consider in Making an Investment Decision	The members of Audit Committee are all Outside Directors.
ø Related Filing

*	On the Notice of Annual General Meeting of Shareholders to be posted in early March 2018, KT will include more detailed description of the agenda.

<Details of Election of Directors>

Name	Date of birth	Term of office	New election or not	Professional history (including current post)
Hyeon Mo Ku	January, 1964	One year	Re-election

- 2018 – Present : Head of Corporate Planning Group, KT

- 2015 – 2017 : Chief Operating Officer, President, Senior Executive Vice President, KT

- 2014 – 2015 : Chief Secretary, KT

- 2013 – 2014 : Head of Operating Office of KT Telecom & Convergence Group

- 2011 – 2012 : Head of KT Retail Channel Business Unit

- 2010 – 2011 : Head of KT Mobile Business Strategy Business Unit

- 2009 – 2010 : Head of KT Corporate Management Strategy Department

Seong Mok Oh	August, 1960	One year	New election

- 2013 – Present :

President and Head of Network Group, KT

- 2011 – 2012 : Executive Vice President and Head of Mobile Network Business Unit, KT

- 2009 – 2010 : Senior Vice President and Head of Mobile Operation and Management Seoul Sales Unit , KT

- 1997 – 2009 : Head of Network Business Unit , KTF

<Details of Election of Outside Directors>

Name	Date of birth	Term of office	New election or not	Professional history (including current post)	Name of other Corp in services as a director (position)
Suk-Gwon Chang	February, 1956	Two years	Re-election

- 1984 – Present : Professor of MIS and Telecommunications, School of Business Hanyang University

- 2014 – 2016 : President, The Korean Operations Research and Management Science Society (KORMS)

- 2010 – 2011 : Chairman, Korea Association for Telecommunications Policies

President, Hanyang Biz-lap
Kim, Dae-you	July, 1951	Three years	New election

- 2010 – 2016 : Vice Chairman, Wonik Investment Partners

- 2010 – 2013 : Affairs Professor, Hanyang University

- 2007 – 2008 : Economic Policy Top Secretary, Presidential Secretariat (Vice Minister Level)

- 2006 – 2007 : The 9th Director, National Statistical Office (Vice Minister Level)

Lee, Gang-cheol	May, 1947	Three years	New election

2017 – Present : Non-standing Auditor, UltraV Co., Ltd.

- 2013 – 2016 : Advisor, K4M Co., Ltd.

- 2005 – 2008 : Presidential Special Aide for Political Affairs

- 2005 – 2005 : Senior Secretary for Civil & Social Affairs, Office of the President

Non-standing Auditor, UltraV Co., Ltd.

<Details of Election of Member of Audit Committee>

Name	Date of birth	Term of office	New election or not	Outside Director or not	Professional history (including current post)
Suk-Gwon Chang	February, 1956	Two years	New election	Outside Director

- 1984 – Present : Professor of MIS and Telecommunications, School of Business Hanyang University

- 2014 – 2016 : President, The Korean Operations Research and Management Science Society (KORMS)

- 2010 – 2011 : Chairman, Korea Association for Telecommunications Policies

Il Im	March, 1966	Two years	New election	Outside Director

– 2005 – Present : Professor, Business Administration of Yonsei University

– 2017 – Present : Associate Dean, Yonsei University Graduate School of Business

2017 – Present Vice President, Korean Academic Society of Business Administration

2017 – Present Vice President, The Korean Association of Small Business Studies

<Details of the Proposed Amendments to the Articles of Incorporation>

Title	Contents		Reasons for Amendment
1. Addition for Purpose

22. New and renewable energy, energy generation business, electrical system design business and electrical safety management agent business

29. Total construction business

30. Specialized design services

Business Area Expansion to Electrical safety management agent business Clarification of Business Purpose Business Area Expansion
2. Deletion for Purpose	-		-
3. Amendment for Purpose	Before Amendment	After Amendment	-
	29. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing	31. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing	Change in subparagraph